For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Launches Online Investor Relations and Social Media Program Via AGORACOM

January 9, 2012, Vancouver, BC  - Pacific North West Capital  (TSX:PFN) (OTCQX:PAWEF) (Frankfurt: P7J) is pleased to report it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide online investor relations services.  The services include a moderated online investor relations community for current and prospective shareholders and significant online marketing through search engines, social networks and Tier-1 financial content partners to attract new shareholders.

TWEET POWERED SYNDICATION INCLUDES BIGGEST FINANCE SITES

AGORACOM has partnered with StockTwits to deliver direct, real-time communication via “tweet-style” messaging across major financial networks for TSX listed companies. This precision targeting provides Pacific North West Capital with an unparalleled ability to reach qualified, social media driven investors across the globe.

As a result of this program, all investor relations messages posted to our IR HUB on AGORACOM are immediately syndicated across major financial and social media outlets, including Twitter, Yahoo! Finance, Bloomberg, CNN Money, The Globe and Mail, Reuters, Facebook, LinkedIn and Stocktwits.

Pacific North West Capital is the first company traded on the TSX to implement StockTwits Enterprise Investor Communications Solutions into their strategy at http://stocktwits.com/symbol/PFN-CA

ONLINE INVESTOR RELATIONS MAXIMIZES SPEED, TRANSPARENCY AND ACCESS TO COMPANY

In response to overwhelming data representing the online research and communications habits of both institutional and retail investors, incorporating an online investor relations strategy will provide the company with unparalleled reach into the global community of investors in search of companies with our fundamental story.

Effective immediately, our IR HUB will be available at (http://agoracom.com/ir/pacific), allowing management to communicate with shareholders simultaneously, anytime and in near real-time through our electronic shareholder forum. Our IR HUB now provides us the ability to truly convey our message via video, webcasts, audio, podcasts and Skype interviews.

Harry Barr, Chairman and CEO of Pacific North West Capital states, "In the development of River Valley, one of North America's most advanced primary platinum group metal exploration projects , located in the well established mining community of Sudbury, Ontario, the time has come to more directly present our story to the global community of investors that are searching for such great opportunities. I strongly encourage our shareholders to take advantage of our new online IR HUB, which demonstrates that we are a fully accessible organization with a great story to tell."

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About AGORACOM

AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. We have partnered with some of the world's biggest internet companies to market our clients to a massive audience of new small-cap investors. We have served over 250 small-cap public  companies.  AGORACOM (http://www.Agoracom.com) has held an Alexa traffic ranking above the top 0.5% of all websites around the world since 2007

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $6.0 million in working capital and securities and no debt.

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

Head Office: Harry Barr Chairman & CEO Pacific North West Capital Corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Toronto Office: Bill Stone President & COO Pacific North West Capital Corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

AGORACOM Investor Relations Contact:

http://agoracom.com/ir/pacific
PFN@agoracom.com

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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